Exhibit 4.15
Fourteenth Amendment to
Alion Science and Technology Corporation
Employee Ownership, Savings and Investment Plan
     WHEREAS, Alion Science and Technology Corporation maintains an Employee Ownership, Savings and Investment Plan (the “Plan”) for the benefit of its Employees and Employees of other Adopting Employers, which Plan was last amended and restated as of December 19, 2001; and
     WHEREAS, the Board of Directors of the Company, pursuant to Section 15.1 of the Plan, has delegated authority to amend the Plan to the undersigned officer, provided he determines that the amendment would not materially increase costs of the Plan to the Company or any Adopting Employer; and
     WHEREAS, the undersigned officer has determined that this Fourteenth Amendment would not materially increase costs of the Plan to the Company or any Adopting Employer;
     NOW, THEREFORE, pursuant to the powers of amendment reserved under Section 15.1 of the Plan, the Plan is hereby amended by the Company, effective May 19, 2006, unless otherwise provided, by the addition of Supplement No. 3, attached hereto, at the end of the Plan.
     IN WITNESS WHEREOF, Alion Science and Technology Corporation has caused this Fourteenth Amendment to the Plan to be executed on its behalf by the Chief Executive Officer as of the 15th day of September, 2006.

Alion Science and Technology Corporation
By:	/s/ Bahman Atefi
Its: Chief Executive Officer

Supplement No. 3
MA&D 401(k) Plan
     1.1 Purpose. The purpose of this Supplement No. 3 is to set forth provisions applicable to individuals (“Former MA&D Participants”) who were previously participants in the MA&D 401(k) Plan (“MA&D Plan”) immediately before the acquisition of Micro Analysis & Design, Inc. by the Company and who became participants in the Plan on May 20, 2006 (“MA&D Plan Merger Date”) as provided in Section 1.4 below. Except to the extent expressly modified by this Supplement No. 3, the provisions of the Plan shall apply to the participation of such Former MA&D Participants as of the date assets are transferred from the MA&D Plan to this Plan.
     1.2 Former MA&D Participants. A Participant shall include any former employee whose account under the MA&D Plan was transferred to the Plan.
     1.3 Employment Commencement Date. In no event shall a Former MA&D Participant’s Employment Commencement Date be before the MA&D Plan Merger Date.
     1.4 Participation. A Former MA&D Participant who is an Eligible Employee on the MA&D Plan Merger Date shall become a Participant in the Plan as of such date. Such a Former MA&D Participant shall become eligible to contribute to the Plan as of the first day of the first payroll period beginning on or after the MA&D Plan Merger Date. For purposes of determining eligibility for Matching Contribution and any Profit Sharing Contribution, a Former MA&D Participant’s Period of Service shall include his or her service with MA&D as of the MA&D Plan Merger Date. For purposes of determining the amount of any Matching Contribution and any Profit Sharing Contribution for the Plan Year ending September 30, 2006, a Former MA&D Participant’s Compensation shall only include amounts paid by the Company after the later of the MA&D Plan Merger Date or the date on which such person satisfies the eligibility requirements for such contribution.
     1.5 Mapping of Investments. Except as provided in Section 5.1(j) of the Plan, a Former MA&D Participant’s account under the MA&D Plan which is transferred to this Plan shall be invested in the Non ESOP Component Funds that the ESOP Committee, or its delegate, determines most closely resemble the investment funds under the MA&D Plan in which such account was invested immediately before the transfer.
     1.6 Diversification. For purposes of Plan Section 5.2, a Former MA&D Participant’s Period of Participation shall not include the period of time during which he or she participated in the MA&D Plan. For purposes of Plan Section 5.2, a Former MA&D Participant’s “years of employment” shall not include his or her employment with MA&D Analysis & Design, Inc.
     1.7 Vesting. A Former MA&D Participant who is an Employee on the MA&D Plan Merger Date shall be fully vested in his or her account balances under the MA&D Plan.
     If a Former MA&D Participant who was not an Employee on the MA&D Plan Merger Date is merged into this Plan is reemployed by the Employer or an Affiliate without incurring a five-year Period of Severance —

(a)	the amount of his or her forfeitures of account balances attributable to the MA&D Plan shall be restored to his or her Account as of the last day of the Plan Year in which he or she is reemployed and shall be deducted from forfeitures which otherwise would be allocable for such year or, to the extent such forfeitures are insufficient, shall require a supplemental contribution from the Employer; and

(b)	such restored amounts will be fully vested upon restoration.
     1.8 Normal Retirement Age. The Normal Retirement Age for a Former MA&D Participant with respect to account balances under the Non ESOP Component shall be age 60.
     1.9 In-Service Withdrawals. A Former MA&D Participant may withdraw from the Non ESOP Component any portion or all of his or her account under the MA&D Plan which is transferred to this Plan on or after attainment of age fifty-nine and one-half (59 1/2). In addition, a Former MA&D Participant may withdraw from the Non ESOP Component: (a) any portion or all of his or her MA&D Rollover Account at any time; and (b) any portion or all of his or her MA&D Pre-Tax Contributions Account (excluding earnings) and MA&D Rollover Account in the event of a hardship in accordance with the terms and conditions prescribed in Sections 8.1 and 8.3.
     1.10 Merger of MA&D Plan. All accrued benefits under the MA&D Plan shall become accrued benefits under this Plan.

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